SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)

                             HONDO OIL & GAS COMPANY
                                (Name of Issuer)

                           Common Stock, $1 par value
                         (Title of class of securities)

                                   438138-10-9
                                 (CUSIP Number)

                           Rudolph H. Funke, Secretary
                                  Lonrho, Inc.
                                805 Third Avenue
                            New York, New York 10022
            (Person Authorized to Receive Notices and Communications)

                               September 18, 1997
             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_]










                               Page 1 of 32 Pages




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CUSIP No. 438138-10-9          Page 2 of 32 Pages


Response to Question   1:      Lonrho Plc
Response to Question   2:      (a)
Response to Question   3:      SEC USE ONLY
Response to Question   4:      BK, OO
Response to Question   5:      N/A
Response to Question   6:      England
Response to Question   7:               0
Response to Question   8:      10,525,505         (shared with subsidiaries)
Response to Question   9:               0
Response to Question 10:       10,525,505         (shared with subsidiaries)

Response to Question 11:       10,525,505         (includes all shares owned by
                                                   all group members)
Response to Question 12:       N/A
Response to Question 13:       70.7%
Response to Question 14:       HC;CO

CUSIP No. 438138-10-9          Page 3 of 32 Pages

Response to Question   1:      London Australian & General Property
                               Company Limited
Response to Question   2:      (a)
Response to Question   3:      SEC USE ONLY
Response to Question   4:      AF
Response to Question   5:      N/A
Response to Question   6:      England
Response to Question   7:        1,874,305        (includes 1,090,909 shares
                                                  subject to a right to
                                                  convert certain debt)
Response to Question   8:        8,651,200        (shared with subsidiary)
Response to Question   9:        1,874,305        (includes 1,090,909 shares
                                                  subject to a right to convert
                                                  certain debt)
Response to Question 10:         8,651,200        (shared with subsidiary)
Response to Question 11:        10,525,505        (includes all shares owned by
                                                  all group members)
Response to Question 12:       X
Response to Question 13:       70.7%
Response to Question 14:       HC; CO

CUSIP No. 438138-10-9          Page 4 of 32 Pages

Response to Question   1:      Lonrho, Inc.
Response to Question   2:      (a)
Response to Question   3:      SEC USE ONLY
Response to Question   4:      AF
Response to Question   5:      N/A
Response to Question   6:      Delaware
Response to Question   7:               0
Response to Question   8:       8,651,200         (shared with parents and a
                                                  subsidiary)
Response to Question   9:               0
Response to Question 10:        8,651,200         (shared with parents and a
                                                  subsidiary)
Response to Question 11:        8,651,200         (may be deemed to beneficially
                                                  own all 10,525,505 shares
                                                  owned by group)
Response to Question 12:       X                  (excludes 1,874,305 shares
                                                  deemed beneficially owned by
                                                  parent)
Response to Question 13:       62.7%              (group's percentage ownership
                                                  is 70.7%)
Response to Question 14:       HC; CO

CUSIP No. 438138-10-9          Page 5 of 32 Pages

Response to Question   1:      The Hondo Company
Response to Question   2:      (a)
Response to Question   3:      SEC USE ONLY
Response to Question   4:      OO
Response to Question   5:      N/A
Response to Question   6:      New Mexico
Response to Question   7:      8,651,200
Response to Question   8:              0
Response to Question   9:      8,651,200
Response to Question 10:               0
Response to Question 11:       8,651,200          (may be deemed to beneficially
                                                  own all 10,525,505 shares
                                                  owned by group)
Response to Question 12:       X                  (excludes 1,874,305 shares
                                                  deemed beneficially owned by
                                                  other group members)
Response to Question 13:       62.7%              (group's percentage is 70.7%)
Response to Question 14:       HC; CO

CUSIP No. 438138-10-9         Page 6 of 32 Pages



                                  INTRODUCTION

           This statement is being filed jointly by Lonrho Plc, London Australian & General Property Company Limited, Thamesedge Ltd., Lonrho, Inc. and The Hondo Company (collectively, the "Reporting Persons") with respect to their beneficial ownership of shares of Common Stock of Hondo Oil & Gas Company.

           Prior to October 7, 1994, Lonrho Plc, Lonrho, Inc. and The Hondo Company filed a joint statement (and amendments thereto) on Schedule 13D with Mr. Robert O. Anderson. Lonrho Plc and Lonrho, Inc. determined to report separately from, in lieu of filing jointly with, The Hondo Company and Mr. Anderson. Accordingly, Lonrho Plc and Lonrho, Inc. filed, together with Scottsdale Princess, Inc. (at the time an indirect wholly-owned subsidiary of Lonrho, Plc and which, at the time, held an option to acquire shares of The Hondo Company), a Schedule 13D on October 7, 1994 (the "Original Schedule 13D"). Since the Original Schedule 13D, The Hondo Company, Thamesedge Ltd.("Thamesedge") and London Australian & General Property Company were added as Reporting Persons. Scottsdale Princess, Inc. ("Scottsdale Princess") subsequently transferred its interest in The Hondo Company and ceased being a Reporting Person. Also, since the filing of Amendment No. 5, all of the shares of the Issuer's Common Stock and all of the debt of the Issuer (including debt convertible into the Issuer's Common Stock) owned by Thamesedge has been transferred to London Australian & General Property Company, an indirect wholly-owned subsidiary of Lonrho Plc. Accordingly, this Amendment No. 6, among other things, removes Thamesedge as a Reporting Person and adds London Australian & General Property Company Limited as a Reporting Person. The Original Schedule 13D, as heretofore amended, is referred to collectively as the "Schedule 13D". This Amendment No. 6 further amends the Schedule 13D.

           All information contained in the Schedule 13D, as amended hereby, concerning Messrs. Robert O. Anderson, W. Phelps Anderson and Robert B. Anderson is to the best knowledge and belief of the Reporting Persons.

           All terms used, but not defined, in this Amendment No. 6 are as defined in the Schedule 13D as heretofore amended.


Item 2.    Identity and Background.
           -----------------------

           Item 2 of the Schedule 13D is amended to read as follows:

           This statement is being filed by (a) Lonrho Plc, a corporation organized under the laws of England, the principal business office of which is located at Four Grosvenor Place, London, SW1X 7DL, England; (b) London Australian & General Property Company Limited, a corporation organized


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CUSIP No. 438138-10-9         Page 7 of 32 Pages


under the laws of England, the principal business office of which is located at Four Grosvenor Place, London SW1X 7DL ("LAGP"); (c) Lonrho, Inc., a Delaware corporation, the principal business office of which is located at 805 Third Avenue, New York, New York 10022; and (d) The Hondo Company, a New Mexico corporation, the principal business office of which is located at 410 East College Boulevard, Roswell, New Mexico 88201 ("Hondo Company"). Lonrho Plc, LAGP, Lonrho, Inc. and Hondo Company are referred to herein collectively as the "Reporting Persons."

           Lonrho Plc is a public company registered in England and listed on the London and Johannesburg stock exchanges. Lonrho Plc and its subsidiaries are engaged in a variety of activities, including mining, agriculture, motor vehicle and agricultural equipment distribution, manufacturing and the ownership and management of property and hotels.

           LAGP, an indirect wholly-owned subsidiary of Lonrho Plc, is an investment holding company.

           Lonrho, Inc., a wholly-owned subsidiary of LAGP, is a holding company for the shares of The Hondo Company.

           Hondo Company, a wholly-owned subsidiary of Lonrho, Inc., is a holding company for the shares of the Issuer.

           As a result of their common control relationship, the Reporting Persons, may be deemed to be a "group" under Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act").

           The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of the Reporting Persons are set forth in Appendix A hereto, and incorporated herein by reference.

           During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Appendix A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           To the best knowledge and belief of the Reporting Persons, the citizenship of each person named in Appendix A is set forth in Appendix A hereto, and is incorporated herein by reference.

CUSIP No. 438138-10-9         Page 8 of 32 Pages

Item 3.    Source and Amount of Funds or Other Consideration.
           -------------------------------------------------

           Paragraph (a) of Item 3 to the Schedule 13D is amended to add the following item:

           (vii) See paragraph (b)(i) of Item 6 with respect to LAGP's option to convert $13,500,000 of debt owed to it by the Issuer into shares of the Issuer's Common Stock at a conversion price of $12.375 per share (an aggregate of 1,090,909 shares) and, subject to approval by the Issuer's stockholders at their next annual meeting, the option to convert an additional $7,000,000 of such debt into shares of the Issuer's Common Stock at a conversion price of $7.70 per share (an aggregate of 909,090 additional shares).

           Paragraph (a) of Item 3 to the Schedule 13D is further amended to add the following to the end thereof:

           The funds for Thamesedge's purchase of $75,000,000 13.5% Senior Note described in paragraph (b)(i) of Item 6, which has been assigned to LAGP and which is partially convertible at the option of LAGP into shares of the Issuer's Common Stock, as described above and in paragraph (b)(i) of Item 6, was borrowed from Lonrho Plc. LAGP acquired the entire $75,000,000 of such debt from Thamesedge as an intercompany transfer.

           Paragraph (b) of Item 3 to the Schedule 13D is amended to add the following:

           (iii) On August 29, 1997, Thamesedge transferred all 753,396 shares of the Issuer's Common Stock (as well as all debt owed to it by the Issuer) to LAGP.

           Paragraph (c) of Item 3 to the Schedule 13D is amended to add the following:

           (v) On September 18, 1997, Hondo Company transferred 509,710, 145,145 and 145,145 (an aggregate of 800,000) shares of Common Stock to Robert O. Anderson, Robert B. Anderson and W. Phelps Anderson, respectively, in as final redemption of their interest in Hondo Company pursuant to the Third Amendment to the Revised Settlement Agreement among Lonrho Plc, Lonrho, Inc., Scottsdale Princess, Inc. and the Anderson Family. See paragraph (c) in Item 6.

           Paragraph (d) of Item 3 to the Schedule 13D is amended to read as follows:

           (d) On October 3, 1994, Lonrho Plc purchased from Union Bank for $40,000,000, and received an assignment of, all of Union Bank's rights and obligations under the Revolving Credit Agreement, the related Promissory Note issued by Hondo Company thereunder (the "Note"), the Pledge Agreement dated July 24, 1990 between Hondo Company and Union Bank (the "Pledge Agreement") and the guarantees of Lonrho Plc and Robert O. Anderson of Hondo Company's obligations under the Revolving Credit Agreement, the Note and the Pledge Agreement. The Pledge Agreement secured Hondo Company's obligations under the Revolving Credit Agreement, the Note

CUSIP No. 438138-10-9         Page 9 of 32 Pages

and the Pledge Agreement by a pledge of all shares of Common Stock of the Issuer then or thereafter owned by Hondo Company. Lonrho Plc obtained the funds used to consummate the purchase from borrowings under available lines of credit from Lloyd's Bank. On March 29, 1996, the indebtedness of Hondo Company (and related instruments) to Lonrho Plc was assigned to Thamesedge and on August 29, 1997 Thamesedge assigned the indebtedness and related instruments to LAGP. Accordingly, all rights of Lonrho Plc and Thamesedge are now rights of LAGP.


Item 4.    Purpose of Transaction.
           ----------------------

           Item 4 of the Schedule 13D is amended to read as follows:

           The purpose of the acquisition of the shares of Common Stock by Hondo Company in October 1987 was to acquire control of the Issuer, through Hondo Company, under an arrangement which effectively provided joint control of the Issuer by Lonrho Plc and Lonrho, Inc., on the one hand, and the Anderson Family, on the other hand. The other purchases of the Issuer's Common Stock reflected in
Item 3 increased the Reporting Persons' investment and interest in the Issuer's Common Stock. The purpose of the Revised Settlement Agreement, as amended, discussed in paragraph (c) of Item 6 was to, among other things, vest control of Hondo Company solely in the Reporting Persons and provide a mechanism by which the interest of the Anderson Family in Hondo Company could become a direct interest in a portion of the Issuer's Common Stock held by Hondo Company .

           Lonrho Plc has announced that it intends to restructure its operations, which may entail the divestiture of certain assets. Accordingly, Lonrho Plc reserves the right to divest itself of all or part of its investment in any of the Issuer's direct or indirect controlling stockholders or cause its subsidiaries to divest themselves of all or part of their investment in the Issuer. In this regard, on October 9, 1997, Lonrho Plc retained Morgan Stanley & Co. Incorporated to assess and implement strategic alternatives with respect to the Reporting Person's investment in the Issuer. Such strategic alternatives could include, without limitation, a possible recapitalization of the Issuer or a sale or business combination involving the Issuer or the Reporting Persons' equity interest in the Issuer (including the sale or assumption of the Issuer's debt obligations to the Reporting Persons). (See Item 6).

           Except therefor and except as noted below, no Reporting Person has any present plans or proposals which relate to or would result in: (a) the acquisition of additional securities of the Issuer (although the Reporting Persons retain the right, which they may exercise at any time or from time to time, in their discretion, to acquire directly shares of Common Stock, including as a result of the potential conversion by LAGP of up to $20,500,000 of the indebtedness owed to it by the Issuer and the potential acquisition by LAGP of shares of Common Stock from the Issuer in payment of interest on certain obligations of the Issuer to LAGP, each as described in paragraph (b) of Item 6) or the disposition of securities of the Issuer (except as discussed in the preceding paragraph and except that

CUSIP No. 438138-10-9         Page 10 of 32 Pages

(i) Hondo Company, as owner, and LAGP, as pledgee, reserve the right to sell shares covered by a registration statement filed under the Securities Act by the Issuer with respect to 3,609,200 shares of the Issuer's Common Stock; (ii) LAGP reserves the right to sell shares covered by other registration statements filed under the Securities Act by the Issuer with respect to shares of the Issuer's Common Stock issued by the Issuer to Thamesedge (and transferred by Thamesedge to LAGP) in payment of interest on certain indebtedness at the time owed it by the Issuer; and (iii) all shares owned by the Reporting Persons could also be sold pursuant to Rule 144 under the Securities Act or another exemption from the registration provisions of the Securities Act), (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Issuer, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries (although LAGP reserves the right to enforce the rights under certain mortgages and a security interest held by it in the shares of the Issuer's subsidiary, Hondo Magdalena Oil & Gas Limited, securing certain loans made to the Issuer discussed in paragraph (b) of Item 6), (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) any changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or (j) any action similar to any of those enumerated above.


Item 5.    Interest in Securities of the Issuer.
           ------------------------------------
           Item 5 of the Schedule 13D is amended to read as follows:

           Because of their ownership structure, the Reporting Persons may be deemed a group within the meaning of Rule 13d-5 under the Exchange Act, and each of the Reporting Persons may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of an aggregate of 10,525,505 shares of Common Stock of the Issuer (assuming the conversion by LAGP of $13,500,000 of the indebtedness owed to LAGP by the Issuer which is, as discussed in paragraph (b)(i) of Item 6, convertible into 1,090,909 shares of the Issuer's Common Stock), representing (based on the 13,788,424 shares of Common Stock which were issued and outstanding on September 30, 1997 and assuming the conversion by LAGP of such $13,500,000 of the indebtedness), approximately 70.7% of the shares of the Issuer's Common Stock that would have been outstanding on September 30, 1997.

           Hondo Company is the owner of 8,651,200 (62.7%) of the Issuer's outstanding Common Stock and, therefore, may be deemed to have sole voting and dispositive power over such shares

CUSIP No. 438138-10-9         Page 11 of 32 Pages


           Lonrho, Inc., by virtue of its ownership of Hondo Company as a wholly-owned subsidiary, may be deemed to have shared voting and dispositive power over the 8,651,200 (62.7%) of the Issuer's outstanding Common Stock owned by Hondo Company.

           LAGP is the owner of 783,396 of the Issuer's outstanding Common Stock. LAGP also has the right, as discussed in paragraph (b)(i) of Item 6, to convert $13,500,000 of the indebtedness owed to it by the Issuer into 1,090,909 shares of Common Stock. By virtue of its ownership of Lonrho, Inc. as a wholly-owned subsidiary, LAGP may also be deemed to have shared voting and dispositive power over the 8,651,200 shares of the Issuer's outstanding Common Stock owned by Hondo Company. Accordingly, LAGP may be deemed to be the beneficial owner of an aggregate of 10,525,505 shares of the Issuer's Common Stock, which (based on 13,788,424 shares of Common Stock issued and outstanding on September 30, 1997 and assuming the conversion by LAGP of such $13,500,000 of indebtedness) would constitute approximately 70.7% of the shares of the Issuer's Common Stock that would have been outstanding on September 30, 1997.

           Lonrho Plc, by virtue of its ownership of LAGP, Lonrho, Inc. and Hondo Company as indirect wholly-owned subsidiaries may be deemed to have shared voting and dispositive power over all 10,525,505 (70.7%) of the Issuer's outstanding Common Stock which may be deemed beneficially owned by LAGP, Lonrho, Inc. and Hondo Company.

           See also paragraph (b)(i) of Item 6 with respect to the proposed submission to the Issuer's stockholders of a proposal which, if approved, would entitle LAGP to convert an additional $7,000,000 of debt owed to it by the Issuer into shares of the Issuer's Common Stock at a conversion price of $7.70 per share (an aggregate of 909,090 shares). Such shares are not included in the above shares beneficially owned by the Reporting Persons at this time as such conversion right is subject to approval by the disinterested stockholders of the Issuer.

           See  Item  3  for  information   concerning  the  Reporting  Person's
transactions in the Issuer's Common Stock, which is incorporated herein by reference.

Item 6.    Contracts, Arrangements, Understandings or Relationships
           --------------------------------------------------------
           with Respect to Securities of the Issuer.
           -----------------------------------------

           Paragraph (b) of Item 6 of the Schedule 13D is amended to read as follows:

           (b) The Issuer has, at times, incurred indebtedness to Lonrho Plc, Thamesedge and other affiliates of Lonrho Plc. On March 29, 1996, all of the Issuer's indebtedness to Lonrho Plc was assigned to Thamesedge and on August 29, 1997 all of the Issuer's indebtedness to Thamesedge was assigned to LAGP. Accordingly, such amounts are now owed to LAGP.

CUSIP No. 438138-10-9         Page 12 of 32 Pages

           (i) On November 30, 1988, Thamesedge purchased a $75,000,000 13.5% Senior Note, due in 1998, from the Issuer in a private placement. As noted below, the interest rate applicable to this debt is presently 6% per annum. In December 1995, Thamesedge agreed to extend the mandatory redemption dates of the Note to November 1, 1997 and November 1, 1998, with one half of the aggregate principal amount outstanding on November 1, 1997 due on each such date, plus accrued interest. The entire Note is secured by a mortgage on certain real estate owned by the Issuer. On December 13, 1996, the Issuer and Thamesedge agreed, among other things, that (i) the aggregate principal amount of the Note, plus accrued interest, is to be payable on January 1, 1998, and (ii) subject to approval by the Issuer's stockholders (which was obtained on March 12, 1997), Thamesedge would have the option to convert $13,500,000 of the principal amount of this Note into shares of Common Stock of the Issuer at a conversion price of $12.375 (110% of the closing price of the Issuer's Common Stock on the American Stock Exchange on December 11, 1996). On July 2, 1997, the Issuer and Thamesedge agreed, among other things, that, subject to approval by the Issuer's stockholders at their next annual meeting, Thamesedge would have the option to convert another $7,000,000 of the principal amount of this Note into shares of Common Stock of the Issuer at a conversion price of $7.70 per share (110% of the closing price of the Issuer's Common Stock on the American Stock Exchange on July 1, 1997). If the conversion option is not approved by the Company's next stockholders meeting, the interest rate of such $7,000,000 will become 13.5% per annum (the original interest rate applicable to this Note). The shares of the Issuer's Common Stock owned by the Reporting Persons are to be voted on this proposal in proportion to the votes cast by disinterested stockholders. All of the indebtedness described in this paragraph, including the options to convert the portion of such indebtedness which is convertible into the Issuer's Common Stock, was assigned by Thamesedge to LAGP on August 29, 1997. At September 30, 1997, the outstanding principal amount due on this Note was approximately $38,576,000 (including, as discussed below, accrued interest through April 1, 1997 which was added to principal), and accrued interest was approximately $1,157,000.

           (ii) On September 1, 1991, November 1, 1991 and December 20, 1991, Lonrho Plc, Thamesedge and other affiliates of Lonrho Plc loaned the Issuer an aggregate of $32,000,000. At the time the loans were made the interest rate was similar to that applicable to the Issuer's former working capital loan with a bank for its refining and marketing operations. On October 18, 1994, the Issuer paid Lonrho Plc $5,000,000 to repay a portion of the loans made in calendar 1991. At the same time, Lonrho provided a $5,000,000 loan facility to the Issuer, upon similar terms as these loans. In December 1995, the lenders agreed to extend the maturity date of these loans to October 1, 1997. As noted below, the interest rate applicable to these loans is presently 6% per annum. On December 13, 1996, the Issuer and Thamesedge agreed that the principal amount of these loans, plus accrued interest, is to be payable on January 1, 1998. This indebtedness has also been assigned by Thamesedge to LAGP on August 29, 1997. At September 30, 1997, the outstanding principal amount due on these loans was approximately $38,421,000 (including, as discussed below, accrued interest through April 1, 1997 which was added to principal), and accrued interest was approximately $1,172,000.

CUSIP No. 438138-10-9         Page 13 of 32 Pages

           (iii) On April 30, 1993, Lonrho Plc loaned to the Issuer an additional $3,000,000 and, as security, the Issuer granted to Lonrho Plc a mortgage on certain real property. On June 25, 1993, Lonrho Plc and Thamesedge agreed to loan the Issuer an additional $4,000,000 (all of which has been advanced) and, as security, the Issuer granted to Lonrho Plc a mortgage on certain other real property. In December 1995, the lenders agreed to extend the maturity of each note so that each is payable on the earlier of (i) the sale of the property securing the respective note or (ii) in ten semi-annual installments commencing on October 1, 1997. As noted below, the interest rate applicable to these loans is presently 6% per annum. On December 13, 1996, Thamesedge, the Issuer and a subsidiary of the Issuer agreed that the payment of the installments of principal amount of these loans would begin on January 1, 1998 (in lieu of October 1, 1997). On March 29, 1996, the Issuer's indebtedness to Lonrho Plc was assigned to Thamesedge and on August 29, 1997 all of the indebtedness described in this paragraph was assigned by Thamesedge to LAGP. At September 30, 1997, the outstanding principal amounts due on these loans were approximately $3,480,000 and $4,535,000, respectively (including, as discussed below, accrued interest through April 1, 1997 which was added to principal), and accrued interest was approximately $106,000 and $138,000, respectively.

           (iv) Thamesedge and the Issuer entered into a Revolving Credit Agreement dated as of June 28, 1996, under which the Issuer was entitled to borrow up to $13.5 million from Thamesedge until June 30, 1997. On December 13, 1996, the Issuer and Thamesedge agreed that the maturity date of the indebtedness outstanding under the Revolving Credit Agreement would be extended to January 1, 1998 from June 30, 1997. On July 2, 1997, the Issuer and Thamesedge agreed to amend and restate the June 1996 Revolving Credit Agreement. Under the Amended and Restated Revolving Credit Agreement dated as of July 2, 1997, Thamesedge agreed to make additional advances of $7.0 million to the Issuer, making the total amount available under the facility $20.5 million until January 1, 1999, when all outstanding loans become due and payable. The Revolving Credit Agreement also provides for potential mandatory prepayments from "free cash flow", as defined. Loans bear interest at the rate of 13% per annum. The Amended and Restated Revolving Credit Agreement and the indebtedness thereunder has also been assigned by Thamesedge to LAGP on August 29, 1997. At September 30, 1997, the outstanding principal amount under this facility was approximately $14,932,000 (including, as discussed below, accrued interest through April 1, 1997 which was added to principal) and accrued interest was approximately $834,000.

           On December 18, 1992, Lonrho Plc and Thamesedge agreed to defer interest and certain principal payments on loans then outstanding. On December 18, 1993, Lonrho Plc and Thamesedge agreed to add accrued interest at September 30, 1993 to principal and reduce the interest rate on each of the loans described in (i) - (iii) above to 6% per annum effective September 30, 1993 and defer principal payments on the loans. As consideration for the deferral of interest and principal payments, on December 18, 1992, the Issuer granted Lonrho Plc a 5% share of the Issuer's net profits, as defined, under the Open Association Contract pursuant to which a wholly-owned subsidiary of the Issuer is participating in the exploration and development of oil and gas in the Middle Magdalena Basin, about 125 miles north of Bogota, Columbia. Following the final payment of the foregoing

CUSIP No. 438138-10-9         Page 14 of 32 Pages

indebtedness, Lonrho Plc's share of such net profits will be decreased by one-half. Lonrho Plc may transfer to LAGP its rights in and to such share of the Issuer's net profit.

           Thamesedge (and Lonrho Plc with respect to indebtedness assigned to Thamesedge and, in turn, to LAGP) and the Issuer agreed that, if the Issuer does not have sufficient cash resources to pay interest on any of the foregoing indebtedness when due, then the Issuer may offer to pay such interest in shares of its Common Stock valued at their market price on the day the interest is due. Thereupon LAGP may either accept such offer or add the amount of interest then due to the remaining outstanding principal balance of the applicable obligation. See Item 3 for information concerning shares of the Issuer's Common Stock that have been issued to Lonrho Plc and Thamesedge (and transferred from Thamesedge to LAGP) pursuant to this arrangement.

           As part of the agreement entered into on December 13, 1996 described above among Thamesedge, the Issuer and certain subsidiaries of the Issuer, the Issuer granted to Thamesedge (in addition to any other security described above), as security for all of the loans described above (other than the $13,500,000 of indebtedness described in (i) above which is convertible into Common Stock), a security interest in all of the shares of the Issuer's subsidiary, Hondo Magdalena Oil & Gas Limited. A formal Security Interest Agreement, dated as of May 13, 1997, to document this pledge was entered into. This security interest has been assigned to LAGP.


Item 7.    Material to be filed as Exhibits.
           --------------------------------

           Item 5 of the Schedule 13D is amended to read as follows:

1.# Agreement, dated October 15, 1997 between the Reporting Persons with respect to their joint filing of this statement.

2(a). Power of Attorney dated October 6, 1994 executed by Lonrho Plc in favor of John F. Price and Rudolph H. Funke with respect to the execution of the Schedule 13D, including all amendments thereto.

2(b).* Power of Attorney dated January 8, 1996 executed by Thamesedge Ltd. in favor of John F. Price and Rudolph H. Funke with respect to the execution of the Schedule 13D, including all amendments thereto.

2(c).+ Power of Attorney dated October 15, 1997 executed by London Australian & General Property Company Limited in favor of John F. Price and Rudolph H. Funke with respect to the execution of the
           Schedule 13D, including all amendments thereto.

3. Assignment Agreement dated as of October 3, 1994 between Union Bank and Lonrho Plc.

CUSIP No. 438138-10-9         Page 15 of 32 Pages

4. Second Amended and Restated Revolving Credit Agreement between The Hondo Company and Union Bank, including as exhibits thereto the forms of the Note, the Pledge Agreement and the Guarantees of Lonrho Plc and Robert O. Anderson.

5.         Shareholders' Agreement dated October 17, 1986 by and among Robert O.
           Anderson, Robert B. Anderson, W. Phelps Anderson, Lonrho, Inc. and The Hondo Company (then known as The Diamond A Cattle Company).

6. Option Agreement dated as of July 6, 1993 between Robert O. Anderson and Scottsdale Princess, Inc.

7. Net Profits Share Agreement dated December 18, 1992, among the Company, Lonrho Plc and Thamesedge, Ltd.

8. Letter Agreement dated December 17, 1993, by and among the Company, Via Verde Development Company, Newhall Refining Co., Inc., Lonrho Plc and Thamesedge, Ltd.

9.+ Settlement Agreement dated August 23, 1995 between the Reporting Persons (other than Thamesedge Ltd. and Hondo Company).

10.* Revised Settlement Agreement dated December 20, 1995 between the Reporting Persons (other than Thamesedge) and the Anderson Family.

11.* First Amendment dated January 5, 1996 to the Revised Settlement Agreement between the Reporting Persons (other than Thamesedge), Scottsdale Princess, Inc. and the Anderson Family.

12.x Second Amendment dated May 14, 1996 to the Revised Settlement Agreement between the Reporting Persons (other than Thamesedge), Scottsdale Princess, Inc. and the Anderson Family.

13.# Third Amendment dated August 28, 1997 to Revised Settlement Agreement between Lonrho Plc, Lonrho, Inc. and the Anderson Family

14. Letter Agreement dated December 13, 1996 by and among Thamesedge, the Issuer, Via Verde Development Company and Newhall Refining Co., Inc. (incorporated by reference to Exhibit 10.15 to the Issuer's Annual Report on Form 10-K for the year ended September 30, 1996, File No. 1-8979).

15(a). Amended and Restated Revolving Credit Agreement dated as of July 2, 1997 by and between the Issuer and Thamesedge (incorporated by reference to Exhibit 10.2 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, File No. 1-8979).

CUSIP No. 438138-10-9         Page 16 of 32 Pages

15(b). Promissory Note for $20,500,000 dated as of July 2, 1997 from the Company to Thamesedge Ltd. delivered pursuant to the Amended and Restated Revolving Credit Agreement (incorporated by reference to
           Exhibit 10.3 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, File No. 1-8979).

15(c). Guaranty dated as of July 2, 1997 of Hondo Magdalena Oil & Gas Limited to Thamesedge Ltd. guaranteeing the obligations of the Company under the Amended and Restated Revolving Credit Agreement (incorporated by reference to Exhibit 10.4 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, File No. 1-8979).

16. Security Interest Agreement dated as of May 13, 1997 by and between the Company, Thamesedge Ltd., Folio Trust Company Limited and Folio Nominees Limited (incorporated by reference to Exhibit 10.1 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, File No. 1-8979).

---------------------------------------

+          Filed with Amendment No. 1 to the Schedule 13D.

*          Filed with Amendment No. 2 to the Schedule 13D.

x          Filed with Amendment No. 3 to the Schedule 13D.

#          Filed herewith.

           All other exhibits were filed with the original Schedule 13D (or, in the case of Exhibit 13, incorporated by reference to the filing indicated). All exhibits, other than those filed herewith, are incorporated herein by reference thereto.

CUSIP No. 438138-10-9         Page 17 of 32 Pages

                                   SIGNATURES

             After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  October 15, 1997

                                          Lonrho Plc

                                          By: /s/ John F. Price
                                             ---------------------------------
                                               John F. Price
                                               Under Power of Attorney
                                               dated October 6, 1994


                                          London Australian & General Property
                                              Company Limited

                                          By: /s/ John F. Price
                                             ---------------------------------
                                               John F. Price
                                               Under Power of Attorney
                                               dated October 15, 1997


                                          Lonrho, Inc.

                                          By: /s/ John F. Price
                                             ---------------------------------
                                               John F. Price, President


                                          The Hondo Company

                                          By: /s/ John F. Price
                                             ---------------------------------
                                               John F. Price, President

CUSIP No. 438138-10-9         Page 18 of 32 Pages

                                   APPENDIX A

I.         Lonrho Plc

           Set forth below are the name, present principal occupation or employment, business address and citizenship of each director and executive officer of Lonrho Plc.

NAME AND               PRINCIPAL
POSITION HELD          OCCUPATION
WITH LONRHO PLC        OR EMPLOYMENT       BUSINESS ADDRESS       CITIZENSHIP
---------------        -------------       ----------------       -----------

Sir John Craven         Director           Four Grosvenor Place  United Kingdom
Non-Executive           Lonrho Plc         London SW1X 7DL,
  Chairman              .                   England

S.E. Jonah              Director           Four Grosvenor Place  Ghana
Director                Lonrho Plc         London, SW1X 7DL,
                                             England

N.J. Morrell            Director           Four Grosvenor Place  United Kingdom
Director                Lonrho Plc         London, SW1X 7DL,
                                             England

R.E. Whitten            Director           Four Grosvenor Place  United Kingdom
Director                Lonrho Plc         London, SW1X 7DL,
                                             England

Terence Wilkinson       Director           Four Grosvenor Place  South Africa
Director                Lonrho Plc         London, SW1X 7DL,
                                            England

M.J. Pearce             Company Secretary  Four Grosvenor Place  United Kingdom
Company Secretary       Lonrho Plc         London, SW1X 7DL,
                                             England

Sir John Leahy,         Director           Four Grosvenor Place  United Kingdom
  K.C.M.G.              Lonrho Plc         London, SW1X 7DL,
Non-Executive                               England
  Independent Director

CUSIP No. 438138-10-9         Page 19 of 32 Pages

NAME AND               PRINCIPAL
POSITION HELD          OCCUPATION
WITH LONRHO PLC        OR EMPLOYMENT       BUSINESS ADDRESS       CITIZENSHIP
---------------        -------------       ----------------       -----------

Peter Harper            Director           Four Grosvenor Place  United Kingdom
Non-Executive           Lonrho Plc         London, SW1X 7DL,
 Independent Director                        England

J R B Phillimore        Business           Four Grosvenor Place  United Kingdom
Non-Executive           Adviser            London, SW1X 7DL,
Independent Director                         England

Stephen Walls           Chairman           Four Grosvenor Place  United Kingdom
Non-Executive           Albert Fisher      London, SW1X 7DL,
 Independent Director     Group Plc          England

CUSIP No. 438138-10-9         Page 20 of 32 Pages

II.        London Australian & General Property Company Limited

           Set forth below are the names, present principal occupation or employment, business address and citizenship of each director and executive officer of Thamesedge.


NAME AND           PRINCIPAL
POSITION HELD      OCCUPATION
WITH LAGP          OR EMPLOYMENT      BUSINESS ADDRESS        CITIZENSHIP
---------          -------------      ----------------        -----------

N.J. Morrell       Director           Four Grosvenor Place    United Kingdom
Director           Lonrho Plc         London, SW1X 7DL,
                                        England

R.E. Whitten       Director           Four Grosvenor Place    United Kingdom
Director           Lonrho Plc         London, SW1X 7DL,
                                        England

CUSIP No. 438138-10-9         Page 21 of 32 Pages

III.       Lonrho Inc.

           Set forth below are the name, present principal occupation or employment, business address and citizenship of each director and executive officer of Lonrho, Inc.

NAME AND               PRINCIPAL
POSITION HELD          OCCUPATION
WITH LONRHO INC.       OR EMPLOYMENT         BUSINESS ADDRESS      CITIZENSHIP
----------------       -------------         ----------------      -----------

John F. Price          President             805 Third Avenue     United States
President and          Princess Hotels       New York, New York
  Director               International, Inc.   10022

James E.M. Evans       Vice President-       805 Third Avenue     United States
Vice President-Finance   Finance             New York, New York
  and Treasurer        Princess Hotels         10022
                         International, Inc.

Rudolph H. Funke       General Counsel       805 Third Avenue     United States
Secretary              Princess Hotels       New York, New York
                         International, Inc.   10022

R.E. Whitten           Director              Four Grosvenor Place United Kingdom
Director               Lonrho Plc            London, SW1X 7DL,
                                               England

Vincent Carrozza       Regional Vice         P.O. Box 1351        United States
Director                 President           Acapulco, GRO
                       Princess Hotels       39300 Mexico
                         International, Inc.

CUSIP No. 438138-10-9         Page 22 of 32 Pages

IV.          Hondo Company

             Set forth below are the names, present principal occupation or employment, business address and citizenship of each director and executive officer of Hondo Company.


NAME AND              PRINCIPAL
POSITION HELD         OCCUPATION
WITH HONDO COMPANY    OR EMPLOYMENT    BUSINESS ADDRESS       CITIZENSHIP
------------------    -------------    ----------------       -----------


John F. Price         President        805 Third Avenue       United States
President and         Princess Hotels  New York, New York
 Director                                10022

Richard W. Reese      Vice President   410 East College Blvd. United States
Vice President        Hondo Company    Roswell, New Mexico

S.H. Cavin            Counsel          410 East College Blvd. United States
Secretary             Hondo Company    Roswell, New Mexico

R.E. Whitten          Director         Four Grosvenor Place   United Kingdom
Director              Lonrho Plc       London, SW1X 7DL,
                                         England

N.J. Morrell          Director         Four Grosvenor Place   United Kingdom
Director              Lonrho Plc.      London, SW1X 7DL
                                             England

CUSIP No. 438138-10-9         Page 23 of 32 Pages

                                                                       EXHIBIT 1

           The undersigned agree that the statement on Schedule 13D to which this Agreement is attached is filed on behalf of each of them.

Dated:       October 15, 1997
                                                Lonrho Plc


                                                By:  /s/ John F. Price
                                                   ---------------------------
                                                      John F. Price
                                                      Under Power of Attorney
                                                      dated October 6, 1994


                                                London Australian & General
                                                  Property Company Limited



                                                By:  /s/ John F. Price
                                                   ---------------------------
                                                       John F. Price
                                                       Under Power of Attorney
                                                       dated October 15, 1997


                                                Lonrho, Inc.


                                                By:  /s/ John F. Price
                                                   ---------------------------
                                                      John F. Price, President


                                                The Hondo Company.


                                                By:  /s/ John F. Price
                                                   ---------------------------
                                                      John F. Price, President

CUSIP No. 438138-10-9         Page 24 of 32 Pages

                                                                    EXHIBIT 2(c)

                                POWER OF ATTORNEY
                    For Executing Schedule 13D and Amendments
            Re: London Australian & General Property Company Limited

           Know all by these presents, that the undersigned hereby constitutes and appoints each of John F. Price and Rudolph H. Funke, signing singly, the undersigned's true and lawful attorney-in-fact to execute and file on behalf of the undersigned a Schedule 13D and all amendments thereto that the undersigned may be required to file with the United States Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations thereunder with respect to the undersigned's beneficial ownership of securities in Hondo Oil & Gas Company and take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, or either of them, may be of benefit to, in the best interest of, or legally required of, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his discretion.

           The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as such attorney-in-fact might or could so personally, with full power of substitution, hereby ratifying and confirming all that such attorney-in-fact, or his substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.

           The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Section 13(d) of the Securities Exchange Act of 1934.

           The authority granted by this power of attorney shall continue until the undersigned is no longer required to file a Schedule 13D (or amendments thereto) with respect to the undersigned's beneficial ownership of securities in Hondo Oil & Gas Company, unless earlier revoked in writing.

           IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of the 15th day of October, 1997.

                                        London Australian & General Property
                                             Company Limited


                                        By: /s/ R. E. Whitten
                                           ------------------------------------
                                            Name:  R.E. Whitten
                                            Title: Director

CUSIP No. 438138-10-9         Page 25 of 32 Pages

                                                                      EXHIBIT 13

                 Third Amendment to Revised Settlement Agreement

           This Third Amendment entered into as of this 28th day of August 1997 (the "Third Amendment") to the Revised Settlement Agreement dated December 20, 1995, between Lonrho Plc ("Lonrho"); Lonrho, Inc. ("Lonrho, Inc."), (Lonrho and Lonrho Inc., being collectively hereafter referred to as "The Lonrho Group"), Robert O. Anderson ("ROA"), W. Phelps Anderson ("WPA") and Robert B. Anderson ("RBA") ROA, WPA and RBA being collectively hereafter referred to as ("The Andersons") and The Hondo Company ("Hondo"), the Lonrho Group, The Andersons and Hondo being collectively hereafter referred to as (the "Parties").

           WHEREAS, on August 23, 1995, the parties and Scottsdale Princess, Inc. ("SPI") entered into a Settlement Agreement whereby they resolved all matters then pending between them;

           WHEREAS, on December 20, 1995 the parties and SPI entered into a Revised Settlement Agreement (the "Revision") that superseded the Settlement Agreement;

           WHEREAS, on January 5, 1996 the parties and SPI entered into a First Amendment to the Revised Settlement Agreement (the "First Amendment") whereby certain terms and conditions of the Revision were amended;

           WHEREAS, on May 14, 1996 the parties and SPI entered into a Second Amendment (the "Second Amendment"), which further amended certain portions of the Revision (the Settlement Agreement, the Revision, the First Amendment, and the Second Amendment being hereinafter collectively referred to as the "Agreement");

           WHEREAS, subsequent to the execution of the Second Amendment, Lonrho and SPI requested that SPI be released from the Agreement since all of SPI's shares in The Hondo Company had been transferred to Lonrho, Inc. in June 1996, and which release was agreed to by The Andersons;

           WHEREAS, the Agreement provided The Andersons, among other things, the right to call for shares of Hondo Oil & Gas ("HOG") owned by Hondo, which right could be exercised over a period of three (3) years, and which right, if exercised, would then require The Andersons to tender shares which they owned in Hondo to be exchanged for certain of Hondo's HOG shares;

           WHEREAS, due to certain internal corporate changes which are being implemented by Lonrho, The Andersons have requested and Hondo and Lonrho have agreed to allow The Andersons to exercise their call on HOG shares on an accelerated basis, but otherwise pursuant to the Agreement so that any interest The Andersons have in Hondo will be redeemed and canceled in exchange for shares of HOG.

           WHEREAS, in order to set forth in the understandings which have been reached by and among the parties hereto, the parties do hereby enter into this Third Amendment to the Agreement in order to set froth the terms and conditions to which they have agreed.

           NOW, THEREFORE, the parties hereto agree as follows:

CUSIP No. 438138-10-9         Page 26 of 32 Pages

           1. Definitions. All terms used, but not defined herein, shall have the meaning ascribed to them in the Agreement.

           2. Distribution of HOG Shares to Andersons. Notwithstanding the provisions of Section 8 of the Revision, including all amendments thereto, The Andersons have requested that Hondo now distribute to them all common shares of HOG callable by them on the 2nd and 3rd anniversaries of the Agreement closing, 800,000 shares, in redemption of 1,378 shares of Hondo common stock they presently own, said shares being all the shares which they own in Hondo.

           3. Prospectus. Within 10 days of their execution of this Agreement by all of the parties hereto, HOG shall deliver to Andersons a Prospectus and appropriate Supplement covering the HOG shares to be delivered to Andersons under their Agreement, such delivery to be made in accordance with applicable SEC requirements. Notwithstanding anything contained herein to the contrary, Andersons may rescind this Third Amendment within five days after their receipt of the Prospectus and Supplement. If The Andersons so rescind the transaction, this Third Amendment will become null and void; otherwise, the HOG shares will be delivered to The Andersons against delivery of the Hondo shares referred to in Section 4 hereof as soon as practicable after the expiration of said five day period (or earlier waiver by The Andersons of such five day period after The Andersons' receipt of such Prospectus and Supplement) and in no event later than September 10, 1997, provided that if such Prospectus and Supplement are not delivered to The Andersons by August 31, 1997, this Third Amendment will become null and void unless the parties agree to extend such dates.

           4. Transfer of Shares of Hondo. The consideration for the delivery of the shares described above shall be the simultaneous transfer to, and redemption by, Hondo from The Andersons of all their remaining shares of Hondo as follows:


                        Percentage of
                          Number of        Outstanding           Number of
                          Anderson          Anderson               Hondo
        Transferor      Hondo Shares     Shares Redeemed        HOG Shares
        ----------      ------------     ---------------        ----------
           ROA               876             63.5704              509,710
           RBA               251             18.2148              145,145
           WPA               251             18.2148              145,145
                             ---             -------              -------

                            1,378            100.00               800,000

           5. Warranties and Covenants with Respect to Shares. Any party delivering shares pursuant to the terms of this Third Amendment warrants:

           (a) That the shares tendered in order to effectuate the transactions contemplated hereby shall be fully paid, non-assessable, and free and clear of any liens or encumbrances whatsoever. To the extent, however, that there are any liens or encumbrances on any shares of Hondo Oil & Gas, which liens and encumbrances are in favor of Lonrho Plc or any of its affiliates, such liens and encumbrances shall be deemed released at such time as each exchange contemplated by this Third Amendment is consummated.

CUSIP No. 438138-10-9         Page 27 of 32 Pages

           (b) That any shares of stock to be tendered pursuant to the Agreement, including this Third Amendment, shall be free from any restrictive legends and/or any stop transfer instructions.

           (c) That all shares to be delivered to The Andersons or any of them pursuant to the terms of this Third Amendment shall be registered by HOG for resale by Hondo with the Securities and Exchange Commission under the Securities Act of 1933 as amended, pursuant to a Registration Statement on Form S-3 ("Registration No. 33-532496"), a copy of which has been or shall be delivered to each of The Andersons and as to which no representations are made by Hondo or its affiliates, except for Hondo Oil & Gas.

           6. Resale of Hondo Oil & Gas Shares. The Andersons and each of them covenant and agree that any sale of shares of Hondo Oil & Gas Company received by them pursuant to the terms of the Agreement, including the Third Amendment, will be in compliance with the Securities Act of 1933 as amended, or any exemption therefrom.

           7. Closing. The Andersons shall deliver their 1,378 Hondo shares to be redeemed and Lonrho shall deliver 800,000 HOG shares (which it is holding as pledgee) to be transferred by Hondo to Charles McDaniel, Esq., at Hondo Oil & Gas Company, 10375 Richmond Avenue, Suite 900, Houston, TX 77042, who is instructed (upon receipt of both the Hondo shares and HOG shares) to forward the certificates evidencing the Hondo shares to the Secretary of Hondo and the HOG shares to the transfer agent for the common stock of HOG for transfer in accordance with the terms of this Third Amendment.

           8. A. Confirmation. The parties agree as further consideration to the entry into this Third Amendment that the Lonrho Group has no further obligation:

           (i) to support the candidacy of ROA as a Director (reference Section 1 of the Revised Settlement Agreement),

           (ii) to provide any further  accountings to The Andersons  (reference
Section 4 of the Revised Settlement Agreement), all prior accountings having shown that no amounts are due ROA by Hondo which The Andersons hereby accept as final, or

           (iii) to loan any shares to The Andersons (reference Section 15 of the Revised Settlement Agreement).

           B. Releases. As additional consideration for the exchange of The Hondo shares for the HOG shares as described above, at Closing there shall be executed and delivered to Charles McDaniel, Esq., for exchange releases between all parties to this Agreement covering all matters between the parties, regardless of whether related to the Agreement, this Third Amendment or otherwise. The release to be signed by The Lonrho Group shall be in the form of Exhibit A attached hereto and the release to be signed by The Andersons shall be in the form of Exhibit B attached hereto. Notwithstanding the existence of such releases, however, nothing contained herein shall release any party from any failure to perform its obligations under Sections 5, 6 and 7 of this Third Amendment, and such obligations and only such obligations as are set forth in said Sections 5, 6 and 7 of this Third Amendment shall be deemed to survive the consummation of the transactions contemplated by this Third Amendment.

CUSIP No. 438138-10-9         Page 28 of 32 Pages

           9. Inconsistencies. In the event there are any inconsistencies between the terms of this Third Amendment and the Agreement, the terms of this Third Amendment shall prevail.

           10. Ratification. Except to the extent expressly modified by this Third Amendment, the provisions of the Agreement continue unchanged and in full force and effect and are hereby ratified and confirmed by the parties hereto.

           11. Time. Time shall be deemed to be of the essence with respect to the performance of any of the obligations required herein.

           12. Approval by Lonrho. The parties hereto acknowledge that the terms and provisions of this Third Amendment are subject to the approval of the Board of Directors of Lonrho; provided, however, that if such approval is not given on or before September 12, 1997, then any of the parties shall have the option of terminating this Third Amendment and neither party shall have any liability hereunder.

           13.  Counterparts.   This  Third  Amendment  shall  be  effective  on
signature in counterparts and delivery by fax. Original signature pages shall be exchanged thereafter as soon as practical.


           IN WITNESS WHEREOF, the parties have hereunto set their hands the date opposite their names.

The Lonrho Group:
Lonrho Plc                                     The Anderson Group

By:  /s/ R. E. Whitten                         By:   /s/ Robert O. Anderson
     -------------------------                      -------------------------
                                                      Robert O. Anderson

Date:  11/9/97                                 Date:   8/29/97

Lonrho, Inc.

By:  /s/ John F. Price                         By:  /s/ W. Phelps. Anderson
     -------------------------                      -------------------------
                                                        W. Phelps Anderson

Date:  9/9/97                                  Date:   8/29/97


The Hondo Company

By: /s/ Robert B. Anderson                     By:  /s/ Robert B. Anderson
     -------------------------                      -------------------------
                                                     Robert B. Anderson

Date:    9/9/97                                Date:    8/29/97

CUSIP No. 438138-10-9         Page 29 of 32 Pages


                                 GENERAL RELEASE
                                 ---------------

           To all to whom these Presents shall come or may Concern, Know That Lonrho Plc, a corporation organized under the laws of the United Kingdom,
Lonrho, Inc., a corporation organized under the laws of the State of Delaware and The Hondo Company, a corporation organized under the laws of the State of New Mexico, all three companies being hereafter collectively referred to as RELEASORS, in consideration of the receipt of 1378 shares of The Hondo Company received from Robert O. Anderson, Robert B. Anderson and W. Phelps Anderson, all three individuals being hereafter collectively referred to as RELEASEES, such shares having been tendered by RELEASEES in accordance with the terms and provisions of that certain Third Amendment to Settlement Agreement executed by the parties on or about the 28th day of August 1997, receipt whereof is hereby acknowledged, do hereby release and discharge, as RELEASEES, the RELEASEES, RELEASEES' heirs, executors, administrators, personal representatives, successors and assigns, and each of them from any and all actions, causes of actions, suits, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, extents, executions, claims, and demands whatsoever, in law, admiralty or equity, which against the RELEASEE, or any of them, the RELEASOR, RELEASOR's successors and assigns ever had, now have or hereafter can, shall or may have, for, upon, or by reason of any matter, cause or thing whatsoever from the beginning of the world to the day of the date of this RELEASE.

           Whenever the text hereof requires, the use of singular number shall include the appropriate plural number as the text of the within instrument may require.

           The terms of this RELEASE may not be modified, except in writing, executed by both RELEASORS and RELEASEES.

           This Release is being given pursuant to the provisions of that certain Third Amendment to Revised Settlement Agreement executed by RELEASEES and RELEASORS on or about August 28, 1997. In the event such Third Amendment is rescinded but only for the reasons permitted in Sections 3 and 12, the terms of this Release shall be deemed null and void.

           IN WITNESS WHEREOF, the RELEASORS have caused this RELEASE to be executed by each of its duly authorized officers.

       In presence of:                           Lonrho Plc

______________________________                   By: ___________________________

       In presence of:                           Lonrho, Inc.

______________________________                   By: ___________________________

       In presence of:                           The Hondo Company

______________________________                   By: ___________________________

CUSIP No. 438138-10-9         Page 30 of 32 Pages

                                                                       EXHIBIT A

--------------------)
                    ) ss.:
--------------------)

           On the __ day of __________, 1997, before me personally came __________, to me known and who, being by me duly sworn, did depose and say that he is the Authorized Signatory of Lonrho Plc, a __________ corporation, and that he executed the foregoing instrument as the Authorized Signatory of Lonrho Plc

Notarial Seal                                 ______________________________
                                              Notary Public


STATE OF NEW YORK    )
                                         ) ss.:
COUNTY OF NEW YORK)

           On the __ day of __________, 1997, before me personally came John F. Price, to me known and who, being by me duly sworn, did depose and say that he is the President of Lonrho, Inc., a Delaware corporation, and that he executed the foregoing instrument as the Authorized Signatory of Lonrho, Inc.

Notarial Seal                                 ______________________________
                                              Notary Public


STATE OF NEW YORK    )
                                         ) ss.:
COUNTY OF NEW YORK)

           On the __ day of __________, 1997, before me personally came John F. Price, to me known and who, being by me duly sworn, did depose and say that he is the President of The Hondo Company, a New Mexico corporation, and that he executed the foregoing instrument as the Authorized Signatory of The Hondo Company.

Notarial Seal                                 ______________________________
                                              Notary Public

CUSIP No. 438138-10-9         Page 31 of 32 Pages

                                                                       EXHIBIT B

                                 GENERAL RELEASE

           To all to whom these Presents shall come or may Concern, Know that Robert A. Anderson, Robert B. Anderson and W. Phelps Anderson, all three individuals being hereafter collectively referred to as RELEASORS, in consideration of the sum of 800,000 shares of Hondo Oil & Gas, received from Lonrho Plc, Lonrho, Inc. and The Hondo Company, all three companies being hereafter collectively referred to as RELEASEES, such shares having been tendered by RELEASEES in accordance with the terms and provisions of that certain Third Amendment to Settlement Agreement executed by the parties on or about the 28th day of August 1997, receipt whereof is hereby acknowledged, do hereby release and discharge, as RELEASEES, the RELEASEES, RELEASEES' affiliates, directors, officers, employees, successors and assigns from all actions, causes of actions, suits, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, extents, executions, claims, and demands whatsoever, in law, admiralty or equity, which against the RELEASEE, or any of them, the RELEASOR, RELEASOR's successors and assigns ever had, now have or hereafter can, shall or may have, for, upon, or by reason of any matter, cause or thing whatsoever from the beginning of the world to the day of the date of this RELEASE.

           Whenever the text hereof requires, the use of singular number shall include the appropriate plural number as the text of the within instrument may require.

           The terms of this RELEASE may not be modified, except in writing, executed by both RELEASORS and RELEASEES.

           This Release is being given pursuant to the provisions of that certain Third Amendment to Revised Settlement Agreement executed by RELEASEES and RELEASORS on or about August 28, 1997. In the event such Third Amendment is rescinded but only for the reasons permitted in Sections 3 and 12, the terms of this Release shall be deemed null and void.

           IN WITNESS WHEREOF, the RELEASORS have caused this RELEASE to be executed by each of its duly authorized officers.

      In presence of:                              Robert O. Anderson

______________________________                     By: _________________________

      In presence of:                              Robert B. Anderson

______________________________                     By: _________________________

      In presence of:                              W. Phelps Anderson

______________________________                     By: _________________________

CUSIP No. 438138-10-9         Page 32 of 32 Pages


STATE OF NEW MEXICO)
                   ) ss.:
COUNTY OF _________)

           On the __ day of __________,  1997,  before me personally came Robert
O. Anderson to me known and who, being by me duly sworn, did depose and say that he executed the foregoing instrument.

Notarial Seal                                      ____________________________
                                                   Notary Public


STATE OF NEW MEXICO)
                   ) ss.:
COUNTY OF _________)

           On the __ day of __________,  1997,  before me personally came Robert
B. Anderson to me known and who, being by me duly sworn, did depose and say that he executed the foregoing instrument.

Notarial Seal                                      ____________________________
                                                   Notary Public


STATE OF NEW MEXICO)
                   ) ss.:
COUNTY OF _________)

           On the __ day of __________, 1997, before me personally came W. Phelps Anderson to me known and who, being by me duly sworn, did depose and say that he executed the foregoing instrument.

Notarial Seal                                      ____________________________
                                                   Notary Public